UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

8 June 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

Akzo Nobel awards TNT Logistics new contract until 2010, 7 June 2006

7 June 2006

Akzo Nobel awards TNT Logistics new contract until 2010

Akzo Nobel Decorative Coatings has awarded TNT Logistics a multi-million pound extension of its UK distribution contract, and a new vehicle fleet has been delivered.

TNT Logistics has worked for 22 years with Akzo Nobel, its product brand names include Crown, Sandtex, Sadolin, Sikkens and Macpherson.

The new deal renews TNT Logistics' northern UK distribution contract for a further three years and its southern distribution contract until 2010.

The fleet now comprises more than 40 vehicles, in Akzo Nobel's UK trade and retail liveries. TNT Logistics will now deliver 1,100 tonnes of product each week from the manufacturing plants in Hull and Darwen, and the distribution centre in Warrington to about 3,000 delivery points. Customers include retail multiples, the building trade as well as independent stores.

Paragon route planning and the introduction of TNT Logistics' Transport Management System are new features to the contract and are already adding to the efficiency and cost effectiveness of the operation. TNT Logistics has also established a dedicated 25,000 sq ft cross-dock facility at Abingdon for the operation. This facility is based on the site owned by Miele, another TNT Logistics client.

37 new vehicles have been added to the fleet, consisting of a combination of MAN Drawbar rigids, MAN 18 tonne rigids, MAN 7.5 tonne rigids, drawbar trailers with demountable equipment and demountable bodies. Key purchasing decisions included vehicle fuel efficiency, payload capabilities, dealer network and product experience. Six of the MAN 18 tonne rigid vehicles have sleeper cabs, and two are chassis cabs with demountable equipment.

Richard Telling, Logistics Manager, Akzo Nobel, says: "These modern efficient vehicles, together with the new supply chain solution we have developed jointly with TNT Logistics, will deliver highly cost effective, next day, nationwide distribution to our customers."

Neil Crossthwaite, Managing Director, TNT Logistics UK Limited, says: "We have an excellent working relationship with Akzo Nobel which spans more than 20 years. I am delighted that after a highly competitive tender process, we will continue to work together for many years to come."

About TNT Logistics

TNT Logistics is a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. It exploits technology to achieve optimisation, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tyres, electronics, FMCG & retail and publishing & media.

TNT Logistics employs appr. 36,000 people, who are operating in 28 countries, managing over 7.3 million square metres of warehouse space. For 2005, TNT Logistics reported sales of €3.556 billion. The TNT Logistics web site address is: www.tntlogistics.com.

TNT Logistics is a division of TNT N.V., website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 8 June 2006